SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ: 02.558.132/0001-69 - NIRE 35.30000580-2

Publicly-held Company

Special Meeting of Shareholders

Call Notice

The shareholders are hereby called to attend the Special Meeting of Shareholders of the company to be held at 11:00 a.m., on May 31, 2004, at the company's head-office in Brasília - DF, at Setor Comercial Sul, Quadra 2, Bloco C, nº 26, Edifício Telebrasília Celular, 7º Andar, Brasília - DF, in order to adopt resolutions on the following agenda: (a) to examine and make a resolution on the terms and conditions of the Protocol of Merger and Justification in connection with the merger of WXYZ0059 Holdings S.A. into the Company; (b) to become aware and confirm the appointment made by the directors and executive officers, of the specialized evaluation firm responsible for preparing the appraisal report for the net assets of WXYZ0059 Holdings S.A. to be transferred to the Company; (c) to examine and make a resolution on the appraisal report for the net assets of WXYZ0059 Holdings S.A. to be merged into the Company; and (d) to resolve on the merger of WXYZ0059 Holdings S.A. into the Company and the implementation thereof.

GENERAL INSTRUCTIONS:

A) Proxies granted by the Company's shareholders for their representation at the Meeting must be filed with the Company's Head-Office until 24 hours before the Meeting.

B) Those shareholders of the Company who/that are participants of the Stock Exchanges' Fungible Custody of Registered Shares wishing to attend this Meeting should present a statement showing their respective shareholding position in the Company, issued up to two (2) days before the date of the meeting.

C) The documents related to the merger subject matter of the agenda of this meeting, as well as other documents related to the restructuring transaction referred to in the Relevant Fact published on this date, shall be available to the shareholders at the Company's head-office as from May 17, 2004, from 09:00 a.m. to 05:00 p.m., upon production of the statement showing their respective shareholding position, issued up to two (2) days in advance. Further information may be obtained from telephone number 00XX11 5105-1172m, with Mr. Ronald Aitken.

Brasília, May 14, 2004.

Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.